SHAREHOLDER
                                   REPORT
                               APRIL 15, 1997


Dear Shareholder:

  The fiscal year ended December 31, 1996 reflects a cash loss of $37,484 after eliminating the non-cash accounting loss of $430,993, attributed to special accounting procedures as outlined in Note 1 on Page F-8 of the Notes to Financial Statements. This represents a cash loss of about 9/10ths of a cent per share (.009 cents) as compared with a cash loss per share during 1995 of about 3 1/3 cents per share (.0339 cents). The total book loss for calendar years 1995 and 1996 was $245,636 and $491,446, respectively.

The Management would like to point out certain items and events that are not reflected in the Financial Statements or Notes related to same.

                     MISSISSIPPI OIL & GAS RESERVES

  The Mississippi oil and gas reserves are carried on Empiric's balance sheet at $1.6 million. The actual reserve values at December 31, 1996 as determined by H. J. Gruy & Associates, an independent engineering firm, is $3.45 million, with a current value (10% discounted) is $2.23 million. The understated value of $630,000 represents a reserve for future adjustments, if needed, and more than offsets the "non-cash" writeoff of $430,993 incurred during the year 1996.

  Empiric has not been able to produce the Mississippi oil and gas reserves due to a shut down of the Tchula Gas Plant due to circumstances beyond the control of Empiric. Empiric is currently negotiating and working with the present Plant owner to reopen the Plant. In fact, Empiric is seeking funding to purchase the gas processing facility. In addition, Empiric has indicated its interest to participate in the drilling of one or two new wells located in the vicinity of the Plant. The successful completion of this project will substantially enhance the value of Empiric's Mississippi assets and related cash flow. Empiric hopes to fund and reactivate the project by early or mid summer 1997.

                    WESTAR "INFILL" DRILLING PROGRAM

  (For additional details, please refer to Part 1, Item 1 in the attached 10-KSB). At year end, Empiric had a 55% working interest in three gas wells in Westmoreland and Indiana Counties, Pennsylvania, in various stages of completion and production but with estimated reserves of approximately 3.17 Bcf of gas. Further, an additional five drilling sites were established with financing for same committed by Empiric and its investors with a working interest of approximately 60%.

  A total of eight wells have been completed with seven producing and the eighth well scheduled to be producing by the end of April 1997. The total reserves are estimated to be approximately 6.6 Bcf of gas. Empiric's net interest after all royalties, back in, carried interests, etc., is estimated to be 2.5 Bcf, with revenues of $5.0 to $6.5 million depending on future gas prices. Production for the eight wells should stabilize in the next several weeks, at which time, Empiric will have an independent engineering firm evaluate Empiric's reserve interest. It is expected that the discounted present value (10%) will be in the $3.5 to $4.0 million range or equivalent to approximately 75 cents per share outstanding. The wells are expected to collectively produce 2.0 MMCF per day. Gas prices over the past year have ranged from $1.90 to $5.00 per Mcf, with an average of approximately $3.00 per Mcf.

  Empiric estimates that approximately one-third (1/3) of the reserves (cash flow) will be generated in the first three years and the Empiric investors repaid well within that time frame.

                             NEW FINANCING PROGRAMS

  Empiric is currently negotiating with the existing investors and other industry sources to substantially increase the number of wells drilled on a quarterly basis, as well as provide financing for other projects including the development of a portion of Empiric's Texas Panhandle leases. Empiric has listed approximately 13,000 acres in the Panhandle for sale.

                            DEBT RETIREMENT PROGRAM

 In order to assure the financial viability of Empiric, a number of Empiric's interested shareholders, including Management, exchanged approximately $500,000 of indebtedness for Empiric's common stock, ranging from 50 cents to $1.00 per share. This exchange provided Empiric with $500,000 in equity that more than of fset the "accounting" charge of $430,993.

 Empiric's Management is still in the process of exchanging assets or common shares for a future reduction or elimination of indebtedness in an amount equal to approximately $150,000. This program would leave Empiric with a total indebtedness of approximately $300,000.

                               TEXOIL ENERGY, INC.

  Empiric currently owns 1.0 million common shares and $750,000 liquidation value preferred shares, convertible into 750,000 common shares. Texoil has a number of Canadian institutional and individual shareholders with energy-related background and experience. Texoil, although currently inactive, is expected to be reactivated with financing and assets furnished by its shareholders and institutional shareholders in Canada who are interested in refinancing Texoil and creating a public market for Texoil in Canada. Texoil principal assets in approximately 4,000 leasehold acres, which are contiguous to Empiric's Texas Panhandle acreage. This objective, if accomplished, would add substantial value to Empiric's ownership of Texoil securities.

                              HISTORICAL DATUM

 Empiric has had a very difficult two year period as a result of the original public offering that raised only $2.5 million (90% of which was subscribed to by Management, associates and friends) instead of $5.0 million. These funds primarily retired indebtedness with Empiric having only a small amount of working capital and still a substantial amount of short-term debt.

 Management feels that Empiric has now turned the corner and will not only continue to attract industry investors to participate in the current drilling program, but industry sources or financial institutions will take an equity/debt investment position that will permit Empiric to participate in or expand its current operations, but also recruit a well-known industry executive to come in as Empiric's President and Chief Operating Officer. The accomplishment expanding the existing drilling programs, the development of new programs and a new Chief Operating Officer should substantially enhance the valueof Empiric common shares.

  Please call the undersigned for any comments or questions regarding this report.

                                EMPIRIC ENERGY, INC.



                                 _________________________________
                                 James J. Ling, President



                                 _________________________________
                                 Clyde E. Skeen, Chief Financial Officer